FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	January	2013
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.
1.	BlackBerry Curve 9315 Smartphone Introduced By T-Mobile and RIM	3

Document 1

January 3, 2013

FOR IMMEDIATE RELEASE

BlackBerry Curve 9315 Smartphone Introduced By T-Mobile and RIM

T-Mobile’s most affordable BlackBerry smartphone provides productivity tools and features to keep customers connected

BELLEVUE, Wash. and WATERLOO, ON – Jan. 3, 2013 – T-Mobile USA, Inc. and Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM) today announced the most affordable BlackBerry® smartphone on T-Mobile’s nationwide network – the BlackBerry® Curve™ 9315. Powered by the BlackBerry® 7.1 operating system with 3G connectivity, the sleek new smartphone is easy-to-use and provides tools that enable customers to stay connected to the people and information that matter most.

“At T-Mobile, our goal is to delight customers. The new BlackBerry Curve 9315 will delight customers with unprecedented value while also allowing them to combine their mobile business and personal use in one great device,” said Brad Duea, senior vice president of product management at T-Mobile. “The Curve 9315 is the most affordable BlackBerry smartphone on our nationwide network and provides our customers with a wide variety of productivity and social features to keep them connected and make their mobile lives easier.”

“We’re pleased to work with T-Mobile to bring the BlackBerry Curve 9315 to customers,” said Richard Piasentin, managing director for the U.S. at Research In Motion. “The Curve 9315 is designed to make it incredibly easy to stay connected with friends, family and coworkers and will be popular with customers upgrading to a smartphone for the first time, as well as existing Curve customers looking for a step up in speed and functionality.”

Combining an intuitive interface with a QWERTY keyboard, the BlackBerry Curve 9315 features built-in Wi-Fi® connectivity for voice and data, enabling customers to access the information they need when and where they need it, and Wi-Fi calling, allowing calls and messages over an available Wi-Fi network. With a dedicated BlackBerry® Messenger (BBM™) key, preloaded apps for Facebook® and Twitter® and the Social Feeds 2.0 app, customers can easily interact with their friends, coworkers and social networks whether it’s instant messaging, posting or tweeting.

The new BlackBerry Curve 9315 offers a 3.2-megapixel camera with LED flash and digital zoom as well as video recording capabilities. Customers also have the ability to geo-tag the location of their pictures by utilizing the smartphone’s built-in GPS. In addition, the smartphone features a microSD card slot for up to 32GB of additional media storage and a built-in FM radio letting customers tune in to local FM stations. With the BlackBerry App World™ storefront, customers have exclusive access to a wide range of apps, allowing them to enhance their smartphone experience with entertainment, personalization and productivity apps of their choosing.

The BlackBerry Curve 9315 will be available in an exclusive pre-sale for T-Mobile business customers beginning January 16 and is expected to be available in T-Mobile retail stores, via www.T-Mobile.com, and with select dealers and national retailers beginning January 23, 2013. For well-qualified customers, the Curve 9315 will require a $49.99 out-of-pocket down payment and 20 equal monthly payments of $10 per month via T-Mobile’s Equipment Installment Plan (EIP)1, with a two-year service agreement and qualifying T-Mobile Value voice and data plan. Customers may also purchase the Curve 9315 for $49.99 after a $50 mail-in rebate card, with a two-year service agreement and qualifying T-Mobile Classic voice and data plan.2

1EIP: On approved credit and 0% APR. Qualifying plan required for duration of EIP agreement; account must be in good standing. Available only in participating locations; not available in Wash., D.C.
2All prices, taxes and fees additional.

For more information on T-Mobile products and services, visit http://www.T-Mobile.com.

For more information about the BlackBerry Curve 9315 smartphone, please visit http://us.blackberry.com/smartphones/blackberry-curve-9310-9315.html.

About T-Mobile USA
Based in Bellevue, Wash., T-Mobile USA, Inc. is the U.S. wireless operation of Deutsche Telekom AG (OTCQX: DTEGY). By the end of the third quarter of 2012, approximately 131 million mobile customers were served by the mobile communication segments of the Deutsche Telekom group — 33.3 million by T-Mobile USA — all via a common technology platform based on GSM and UMTS and additionally HSPA+ 21/HSPA+ 42. T-Mobile USA’s innovative wireless products and services help empower people to connect to those who matter most. Multiple independent research studies continue to rank T-Mobile USA among the highest in numerous regions throughout the U.S. in wireless customer care and call quality. For more information, please visit http://www.T-Mobile.com. T-Mobile is a federally registered trademark of Deutsche Telekom AG. For further information on Deutsche Telekom, please visit http://www.telekom.de/investor-relations.

About Research In Motion
Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit http://www.rim.com or http://www.blackberry.com.

Media Contacts:
Lindsay Morio
T-Mobile USA Media Relations
(425) 383-4002
MediaRelations@T-Mobile.com

Marisa Conway
Brodeur Partners (PR Agency for RIM)
mconway@brodeur.com
646-746-5613

Investor Contact:
RIM Investor Relations
+1-519-888-7465
investor_relations@rim.com

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry, RIM, Research In Motion and related trademarks, names and logos are the property of Research In Motion Limited and are registered and/or used in the U.S. and countries around the world. Wi-Fi is a registered trademark of the Wi-Fi Alliance. All other brands, names and marks are the property of their respective owners. RIM is not responsible for any third party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	January 8, 2013	By:	/s/ Brian Bidulka
(Signature)
Brian Bidulka Chief Financial Officer